Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities

Subsidiaries	Place of Incorporation
Leading Ideal HK Limited	Hong Kong
Beijing Co Wheels Technology Co., Ltd.	Mainland China
Beijing CHJ Automobile Technology Co., Ltd.	Mainland China
Beijing Leading Automobile Sales Co., Ltd.	Mainland China
Jiangsu Xindian Interactive Automobile Sales and Services Co., Ltd.	Mainland China
Beijing Lixiang Automobile Co., Ltd.	Mainland China
Shanghai Lixiang Automobile Technology Co., Ltd.	Mainland China

Consolidated Variable Interest Entities	Place of Incorporation
Beijing CHJ Information Technology Co., Ltd.	Mainland China
Beijing Xindian Transport Information Technology Co., Ltd.	Mainland China